SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: April 28, 2010	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Sapiens Acquires Property and Casualty
Insurance Software Provider Harcase

Acquisition signals Sapiens' goal to become a recognized market leader in the insurance software solutions industry

Carry, N.C.  April 28, 2010. Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a Formula Group company and a global provider of insurance software solutions, announced today that it has acquired Harcase Software, a provider of software solutions to the North American insurance industry. The acquisition brings together Harcase’s RapidSure Policy Administration Solution for property and casualty carriers and Sapiens’ experience, expertise and proven track record in the insurance industry.  Harcase recently merged with Octello, an enterprise software and professional services provider to this market.  The purchase price, consisting of cash and stock, is expected to be in the amount of US$6 million to US$8 million, subject to achieving certain milestones.

Commenting on today's transaction, Roni Al-dor, Sapiens’ President and Chief Executive Officer, said: "This is an important acquisition for Sapiens. This transaction is aligned with our long-term strategy in the Insurance market to make Sapiens a household name and the vendor of choice among insurance carriers. We expect Harcase to provide us with the platform to strengthen our position in North America and in the Property and Casualty segment globally, and contribute to our revenue growth.

“The combination of Sapiens' and Harcase's resources, products and experience enables us to deliver a powerful value proposition to insurance carriers in North America," said Dan Sobotincic, Founder, President and CEO of Harcase, who will now head Sapiens' P&C Insurance Division. "I strongly believe that the synergies between the two organizations will significantly strengthen the market footprint for the RapidSure suite as well as the Sapiens brand.  We will continue our development efforts to remain at the technological forefront of the insurance software industry."

"This acquisition is a good marriage of Sapiens' longtime presence in the US market and the modern RapidSure solution." says Chad Hersh, a Principal at analyst firm Novarica. "As a fully modern solution with robust functionality, support for open standards, and a service oriented approach, RapidSure should help provide numerous benefits to carriers, including improved speed-to-market and lower total cost of ownership.”

About Sapiens

Sapiens International Corporation N.V. is a leading global provider of business solutions for the insurance industry, helping modernize business processes and enabling insurance organizations to adapt quickly to change. Sapiens' innovative insurance software solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information, please visit http://www.sapiens.com.

About Harcase Software

Established in 2003, Harcase Software is dedicated to providing enterprise software development resources and products to the Property and Casualty insurance industry called RapidSure. The RapidSure suite was already embraced by several large carriers. Backed by an experienced management team with over 20 years of experience in enterprise solutions to the global insurance market, Harcase understands the business pressures and challenges faced by insurers and delivers solutions that meet and anticipate their needs.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

FOR ADDITIONAL INFORMATION:

Roni Giladi
Chief Financial Officer
Sapiens International
Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com

Roni Al-Dor
Chief Executive Officer
Sapiens International
Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com